Exhibit 99.1

18 July 2017
Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Trading Update and Notice of Results

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today announces a trading update and provides notice of its interim results for the six months ended 30 June 2017.

The Board expects total gross revenues of approximately £5.2 million, a 37% increase from the £3.8 million recorded in the six months to June 2016, and the Company remains on-track to deliver market expectations for the full year 2017. Sales for the second half of 2016 represented 59% of full year gross revenues and the Board anticipates a similar split in 2017, subject to continued sales growth at approximately the H1 2017 vs. H1 2016 rate.

Commenting on trading update, Dr Jim Phillips, CEO of Midatech, said: "I am pleased to report that Midatech’s US commercial business has continued to grow strongly in 2017.  Looking into the second half of the year and beyond, the group remains focused on three lead research and development programmes, the first of which, Q-Octreotide, remains on-track to release important bioequivalence data in Q4 of the current year. We anticipate similar revenue growth for H2 2017 compared to the first half of the year and being able to deliver full-year revenues in line with current market expectations.”

Midatech expects to announce its interim results in September 2017. Dr Jim Phillips, Chief Executive Officer, and Nick Robbins-Cherry, Chief Financial Officer, will host a presentation for analysts and conference call. Details of the call will be published on the day of the results. The call will be recorded and a replay will be available for 30 days.

This announcement contains insider information for the purposes of Article 7 of Regulatory (EU) No596/2014.

- Ends –

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Cameron Standage
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including estimates for interim results for the six months ended 30 June 2017.  These forward-looking statements are based upon assumptions made by Midatech as of the date hereof and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated. Actual results may differ from those indicated as a result of the finalization of the interim results for the six months ended 30 June 2017, as well as other risks and uncertainties, including, without limitation, the risks and uncertainties described from time to time in the filings made by the Company with the Securities and Exchange Commission (“SEC”). Such forward-looking statements include, but are not limited to statements regarding Midatech’s anticipated interim financial results, the anticipated financial results for the full year 2017, future revenue growth, future advancement and success of its oncology programmes, and the successful development and regulatory approval of Midatech’s products.  Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the SEC, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech expressly disclaims any obligation or undertaking to publicly update or revise any forward-looking statements presented herein because of new information, future events, changes in expectations, or events otherwise arising.  For further information regarding risks and uncertainties associated with Midatech’s business, please refer to Midatech’s filings with the SEC, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed by Midatech with the SEC on April 6, 2017.